Filed Pursuant to Rule 433

Registration Statement No. 333-187047

Pricing Term Sheet

FIDELITY NATIONAL INFORMATION SERVICES, INC.

Pricing Term Sheet

$300,000,000 1.450% Senior Notes due 2017 (“2017 Notes”)

$700,000,000 3.875% Senior Notes due 2024 (“2024 Notes”)

The information in this pricing term sheet supplements the Issuer’s Preliminary Prospectus Supplement, dated May 27, 2014, and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information contained therein. The pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement. Financial information presented in the Preliminary Prospectus Supplement or incorporated by reference therein is deemed to have changed to the extent affected by the changes described herein. This pricing term sheet should be read together with the Preliminary Prospectus Supplement, including the documents incorporated by reference therein, and the accompanying Prospectus dated March 5, 2013 before making a decision in connection with an investment in the securities. Capitalized terms used in this pricing term sheet but not defined have the meanings given to them in the Preliminary Prospectus Supplement.

Issuer:	Fidelity National Information Services, Inc.

Expected Ratings (Moody’s/S&P/Fitch)*:	Baa3 (Stable)/ BBB (Stable)/ BBB (Stable)

Principal Amount:	2017 Notes: $300,000,000 2024 Notes: $700,000,000

Coupon:	2017 Notes: 1.450% 2024 Notes: 3.875%

Trade Date:	May 27, 2014

Settlement Date:

T+5; June 3, 2014

We expect to deliver the 2017 Notes and the 2024 Notes against payment for such Notes on the fifth business day following the date of the pricing of such Notes (“T+5”). Under Rule 15c6-1 of the Exchange Act, trades in the secondary market generally are required to settle in three business days, unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the 2017 Notes or the 2024 Notes on the date of pricing will be required, by virtue of the fact that such Notes initially will settle in T+5, to specify alternative settlement arrangements to prevent a failed settlement.

Maturity:	2017 Notes: June 5, 2017 2024 Notes: June 5, 2024

Price to Public:	2017 Notes: 99.909% of face amount 2024 Notes: 99.622% of face amount

Yield to Maturity:	2017 Notes: 1.481% 2024 Notes: 3.921%

Benchmark Treasury:	2017 Notes: UST 0.875% due May 15, 2017 2024 Notes: UST 2.500% due May 15, 2024

Spread to Benchmark Treasury:	2017 Notes: T + 70 basis points 2024 Notes: T + 140 basis points

Benchmark Treasury Price and Yield:	2017 Notes: 100-08 3⁄4; 0.781% 2024 Notes: 99-26; 2.521%

Underwriting Discount:	2017 Notes: 0.450% 2024 Notes: 0.650%

Interest Payment Dates:	June 5 and December 5, commencing December 5, 2014 (long first coupon)

Record Dates:	May 15 and November 15 of each year

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Optional Redemption:	2017 Notes: At any time at a discount rate of Treasury plus 12.5 basis points 2024 Notes: At any time before March 5, 2024 at a discount rate of Treasury plus 25 basis points

Notwithstanding the foregoing, if the 2024 Notes are redeemed on or after March 5, 2024 (the date that is three months prior to their maturity date), the 2024 Notes will be redeemed at a redemption price equal to 100% of the principal amount of the notes to be redeemed, plus accrued and unpaid interest to, but not including, the date of redemption.

Use of Proceeds:	We intend to use the net proceeds from this offering to repay the entire outstanding principal amount of and accrued interest on our revolving credit facility, to repay up to $550.0 million of the outstanding principal amount of our Term Loan A-4 and for general corporate purposes. In addition, we intend to call for redemption the entire $500.0 million aggregate principal amount of our 7.875% senior notes due 2020, with such redemption intended to be effective on or about July 15, 2014. We expect to use additional borrowings under our revolving credit facility and any remaining net proceeds of this offering to fund the foregoing redemption.

CUSIP:	2017 Notes: 31620MAL0 2024 Notes: 31620MAM8

ISIN:	2017 Notes: US31620MAL00 2024 Notes: US31620MAM82

Joint Bookrunners:

Citigroup Global Markets Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

                     Incorporated

HSBC Securities (USA) Inc.

Mitsubishi UFJ Securities (USA), Inc.

RBS Securities Inc.

Wells Fargo Securities

Co-Managers:	Barclays Capital Inc. BNP Paribas Securities Corp. Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC Regions Securities SunTrust Robinson Humphrey, Inc. U.S. Bancorp Investments, Inc.

In addition to the underwriters referred to under “Underwriting (conflicts of interest)—Conflicts of interest” in the preliminary prospectus supplement, each of the underwriters listed above under “Co-Managers” or their affiliates currently serve as lenders under our amended senior credit facility and our Term Loan A-4 and/or may hold a portion of our 7.875% senior notes due 2020 and, consequently, these underwriters or their affiliates will receive a portion of the net proceeds of this offering that are used to repay amounts outstanding under our revolving credit facility, our Term Loan A-4 and/or our 7.875% senior notes due 2020, as applicable.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be revised or withdrawn at any time.

The issuer has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by contacting Citigroup Global Markets Inc. at 1-800-831-9146 or prospectus@citi.com, J.P. Morgan Securities LLC collect at (212) 834-4533 or Merrill Lynch, Pierce, Fenner & Smith Incorporated at 1-800-294-1322 or Dg.prospectus_requests@baml.com.

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